FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

June 22, 2021

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 4, 2021
File No. 333-255496

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company”, “Frank’s,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-255496, filed with the Commission on June 4, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement and the responses below include information provided by Expro Group Holdings International Limited (“Expro”) in response to certain of the comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers

Q:	What are the material U.S. federal income tax consequences to the Frank’s shareholders as a result of the Merger?, page 7

1.

We note your response to prior comment 1. We also note that the Frank’s shareholders are voting on the merger and the prospectus states that there will be no material U.S. federal income tax consequences to the current Frank’s shareholders as a result of the Merger and that the Frank’s Board considered that the merger was intended to qualify as a reorganization within the meaning of Section 368(a) of the Code in approving the merger. We further note that in rendering its fairness opinion, Moelis assumed, with your consent, that the transaction will qualify as a tax free reorganization for federal

Securities and Exchange Commission

June 22, 2021

income purposes and that Section 5.14(a) of the merger agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise to provide a tax opinion covering the material federal tax consequences of the merger transaction to the Frank’s shareholders and revise your disclosure accordingly. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to provide a tax opinion as to the tax consequences of the merger to Frank’s shareholders. Please see pages 7, 28, 96 and 97 and Exhibit 8.3 to the Amended Registration Statement.

Treatment of Expro Warrants, page 20

2.	Please expand your disclosure to describe the material rights and obligations of the Replacement Warrants that are being registered pursuant to this registration statement.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to include a description of the replacement warrants and an opinion of counsel as to their validity. Please see pages 20 and 95 and Exhibit 5.2 to the Amended Registration Statement.

Risk Factors

The market value of the Combined Company could be negatively affected by risks and conditions that apply to Expro..., page 33

3.

We note your disclosure that the market value of the Combined Company could be negatively affected by risks and conditions that apply to Expro, which may be different from the risks and conditions currently applicable to Frank’s. Please revise to identify any such material risks that apply to Expro which may be different from the risks and conditions currently applicable to Frank’s.

RESPONSE:    The Company respectfully advises the Staff that it believes that it has identified and disclosed the material risks that apply to Expro, and it has revised the Amended Registration Statement to eliminate the risk factor heading that suggests there may be risks applicable to Expro that are not so disclosed. Please see page 34.

Material Dutch Tax Consequences, page 148

4.

We note you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please revise your tax discussion to clarify that the discussion in the prospectus constitutes each counsel’s opinion and name counsel in the prospectus discussion that constitutes counsel’s opinion. In addition, please revise Exhibit 8.2 to clarify that the discussion in the prospectus constitutes counsel’s opinion rather than that the discussion therein is a

Securities and Exchange Commission

June 22, 2021

fair and accurate summary of the principal material Dutch tax consequences. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to state that the Dutch tax discussion constitutes counsel’s opinion and corresponding changes were made to the opinion of counsel filed as Exhibit 8.2. Please see pages 8, 28 and 151 and Exhibit 8.2 to the Amended Registration Statement.

Directors of the Combined Company, page 215

5.	We note your response to prior comment 15, and reissue such comment. In that regard, we note the requirements of Item 18(a)(7) of Form S-4.

RESPONSE:    The Company respectfully advises the Staff that it has revised the Amended Registration Statement to include the requested compensation disclosure. Please see pages 222 through 225.

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Securities and Exchange Commission

June 22, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Chief Financial Officer

Enclosures

cc:    Michael S. Telle, Vinson & Elkins L.L.P.